TSX:IRC                                                                                NR 05-02

                                                                                        March 4, 2005

INTERNATIONAL ROYALTY CORPORATION RECEIVES $12.5 MILLION FROM EXERCISE OF OVERALLOTMENT

DENVER, COLORADO - March 4, 2005 - International Royalty Corporation

(TSX: IRC) (the "Company") is pleased to announce the completion of the exercise of the over allotment option (the “Option”) in respect of its previously announced initial public offering of $150 million which was completed on February 22, 2005.

Pursuant to the Option, Haywood Securities Inc. and GMP Securities Ltd. as lead agents, together with a syndicate of agents that includes Canaccord Capital Corporation, Raymond James Ltd., Salman Partners Inc. and Bolder Investment Partners, Ltd., acquired 2,906,977 common shares of the Company at a purchase price of $4.30 per common share for gross proceeds of $12.5 million.

Douglas B. Silver, Chairman and CEO of the Company, said “Upon exercise of the Option, we will have in excess of $20 million in working capital to fund our acquisition and growth program.  Now that the IPO has been completed, we are pursuing royalty targets that we had previously identified, as well as new opportunities that are presenting themselves from approaches made by parties willing to create a royalty in return for financing support.”

About International Royalty Corporation

The Company was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. The Company holds interests in a large portfolio of royalties, including a 100% interest in Archean Resources Ltd., a private company which indirectly holds an effective 2.7% net smelter return (“NSR”) interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada; a 0.25% NSR on the Williams gold mine in Ontario; an effective 3.0% NSR on part of the Pinson gold project in Nevada, and a 1.5% NSR on the Hasbrouck Mountain gold/silver deposit, also in Nevada. The Company intends to create a diversified global portfolio of royalties on exploration through production stage properties.  The Company currently receives approximately $400,000 per year in revenues from producing royalties, and expects to begin receiving in excess of $16 million per year in revenues with the commencement of operations at Voisey’s Bay,  projected to occur in early 2006.

The Company currently has 56,830,469 common shares outstanding (61,321,037 common shares are outstanding on a fully diluted basis).

The securities being offered and sold have not been, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, intentions, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. The Company does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities.

On behalf of the Board of  INTERNATIONAL ROYALTY CORPORATION.

“Douglas B. Silver”

Chairman, CEO and Director

For further information please contact: Douglas B. Silver, Chairman and CEO, International Royalty Corporation, 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, Telephone: (303) 799-9020, Fax: (303) 799-9017/ Email:  info@internationalroyalty.com